Splash Beverage Group, Inc.

1314 E Las Olas Blvd, Suite 221

Fort Lauderdale, FL 33301

(954)-745-5815

January 16, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Re:         Splash Beverage Group, Inc.

Registration Statement on Form S-1

Filed December 9, 2024

File No. 333-283674

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Splash Beverage Group, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-283674), together with all amendments and exhibits thereto (the “Registration Statement”). The Company does not intend to conduct the offering of the shares of common stock contemplated by the Registration Statement. No shares of common stock of the Company have been or will be sold under the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future Registration Statement or Registration Statements.

Accordingly, the Company requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned via email at bill@splashbeveragegroup.com, with a copy to Constantine Christakis, Esq. via email at cchristakis@nasonyeager.com, and to Michael Harris, Esq. of Nason, Yeager, Gerson, Harris & Fumero, P.A. via email at mharris@nasonyeager.com,

Please direct any questions concerning this letter to Constantine Christakis, Esq. or Michael D. Harris, Esq. of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-302-6158, cchristakis@nasonyeager.com, or 561-644-2222, mharris@nasonyeager.com.

Splash Beverage Group, Inc.

		By:	/s/ William Meissner
William Meissner, President

cc:	Constantine Christakis, Esq.
Michael D. Harris, Esq.